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                               April 19, 2024

       Rhonda Keaveney
       Chief Executive Officer
       Invech Holdings, Inc.
       7339 E. Williams Drive
       Unit 26496
       Scottsdale, AZ 85255

                                                        Re: Invech Holdings,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 17,
2024
                                                            File No. 333-276779

       Dear Rhonda Keaveney:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1 Filed April 17,
2024

       General

   1. We note your response to prior comment 2 and a related revision, and reissue our comment in its entirety
with a clarification. Please have your auditor provide an updated consent (originally
included with Form S-1 filed January 30, 2024 as Exhibit 23.1) to reflect the appropriate
audit report date (i.e. April 17, 2024 as disclosed on page F-2) and periods presented in
the financial statements included in the filing (i.e. for the years ended
                                                        December 31, 2023 and
2022).
 Rhonda Keaveney
Invech Holdings, Inc.
April 19, 2024
Page 2

       Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameRhonda Keaveney                        Sincerely,
Comapany NameInvech Holdings, Inc.
                                                         Division of
Corporation Finance
April 19, 2024 Page 2                                    Office of Trade &
Services
FirstName LastName